Exhibit 21

Subsidiaries of American Realty Capital — Retail Centers of America, Inc.

Name	Jurisdiction of Formation./Incorporation
American Realty Capital Retail Operating Partnership, LP	Delaware
ARC LCROWTX001, LLC	Delaware
ARC SPSANTX001, LLC	Delaware
ARC SPSANTX001 MEZZ, LLC	Delaware